Mail Stop 3561

March 5, 2009

David C. Pratt
Chief Executive Officer
Gander Mountain Company
180 East Fifth Street, Suite 1300
Saint Paul, MN 55101

>   **Re: Gander Mountain Company**
>   **Form 10-K for Fiscal Year Ended February 2, 2008**
>   **Filed May 2, 2008**
>   **Definitive Proxy Statement filed on Schedule 14A**
>   **Filed May 13, 2008**
>   **File No. 0-50659**

Dear Mr. Pratt:

        We have reviewed your response dated February 3, 2009 to our letter dated January 16, 2009 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended February 2, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Off-Balance Sheet Arrangements, Contractual Obligations and Commitments, page 56

1. We reviewed your response to comment two in our letter dated January 16, 2009. Please disclose the basis for your computation of estimated interest payments on variable rate long-term debt.

Notes to Consolidated Financial Statements, page 69

Note 4. Goodwill and Intangible Assets, page 80

2. We reviewed your response to comment five in our letter dated January 16, 2009. Please consider adding a table that discloses the information required by paragraph 45c. of SFAS 142 in summarized form for the periods presented.

Definitive Proxy Statement filed on Schedule 14A

Share Ownership Guidelines for Directors and Officers, page 16

3. We note your response to comment 16 in our letter dated January 16, 2009. Please confirm that you will provide an explanation similar to your response in your future filings.

Review, Approval or Ratification of Related Person Transactions, page 26

4. We note your response to comment 18 in our letter dated January 16, 2009. Please confirm that all material related person contracts have been filed as exhibits.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tony Watson, Accountant, at (202) 551- 3318 or Sarah Rottman, Assistant Chief Accountant, at (202) 551-3340, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director